As filed with the Securities and Exchange Commission on May 10, 2022

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Multi-Sector Opportunities Trust II

(Name of Subject Company (Issuer))

BlackRock Multi-Sector Opportunities Trust II

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09258V101

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Multi-Sector Opportunities Trust II

55 East 52nd Street

New York, New York 10055

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019	New York, New York 10055

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 1 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed on April 8, 2022 (the “Schedule TO”) by BlackRock Multi-Sector Opportunities Trust II, a closed-end management investment company organized as a Delaware statutory trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to repurchase 5% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange on the day the Offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 8, 2022 (the “Offer to Purchase”), and in the related Tender Request Form, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.

The following information is furnished to satisfy the requirements of Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 4:00 p.m. Eastern time, on May 9, 2022.

2.

169,160 Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer, and 70,252 of those Shares were accepted for repurchase by the Trust in accordance with the terms of the Offer.

3.	The Shares were repurchased at a price of $77.74 per Share.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Tender Request Form remains unchanged and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Tender Request Form.

Item 1 through Item 9 and Item 11.

The information set forth in the Offer to Purchase and the related Tender Request Form is incorporated herein by reference into this Final Amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12(a).	Exhibits

Item 12(a) of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(ii)	Press release issued on May 10, 2022 is filed herewith.

Item 12(b).	Filing Fee.

Filing Fee Exhibit is filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Multi-Sector Opportunities Trust II

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: May 10, 2022

Exhibit Index

(a)(5)(ii)	Press release issued on May 10, 2022

Filing Fee Exhibit